Endorsement No.: 2

This endorsement, effective on 7/30/22 at 12:01 A.M. standard time, forms a part of

Policy No. 08 FI 0338451 of the HARTFORD FIRE INSURANCE CO.

Issued to PREDEX

Douglas Elliot

Douglas Elliot, President

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

POLICY CHANGE

1. ☐ Policy Premium Changed To: $
2. ☐ Insured's Name Changed To: (see description or endorsement listed below)
3. ☐ Insured's Address Changed To: (see description or endorsement listed below)
4. ☐ Anniversary Date Is Changed To:
5. ☐ Additional Insured(s) or Subject(s) of coverage added
6. ☒ Additional Premium: $ 216
7. ☐ Return Premium: $
8. ☐ Limit of Liability Changed To: $
9. ☐ Deductible/Retention Changed To:
10. ☒ Expiration Date Is Changed To: 9/20/2022
11. ☐ Additional Insured(s) or Subject(s) of coverage deleted
12. ☐ Policy Provision(s) Added
13. ☐ Policy Provision(s) Deleted
14. ☐ Exercise Discovery Period, Extended Reporting Period or Tail Coverage Option
15. ☐ Other (see description or endorsement listed below)

Description of Policy Changes:

It is hereby agreed and understood that this policy extended until 9/20/2022 with an additional premium of $216. All other terms and conditions remain unchanged.

Name and number of Endorsement(s) made part of the policy:

HG 00 H008 00 0202

© 2002, The Hartford

The Fund has paid an additional premium of $216 for a fidelity bond coverage second extension endorsement running from July 30, 2022, to September 20, 2022, to further extend the first extension that ran from June 30, 2022, to July 30, 2022.

The following resolutions were adopted by the Board of Trustees on March 15, 2022.

WHEREAS, the Trustees of the Trust, including a majority of the Independent Trustees, have reviewed the form and coverage of Hartford Fire Insurance Company with a policy number to be determined (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the Investment Company Act of 1940, as amended; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of the Custodian; and

WHEREAS, no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities.

IT IS THEREFORE

RESOLVED, that a majority of the Board of Trustees who are not “interested persons,” as that term is defined in the Investment Company Act of 1940 approve the amount, type, form and coverage of the Fidelity Bond to be paid as described at the Meeting of the Board, and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President, or Treasurer, or Secretary of the Trust are designated as the persons who shall execute the Fidelity Bond on behalf of the Trust and make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.